KW 3/12/14

14046905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-67985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welsh Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4350 Baker Road, Suite 400
(No. and Street)

Minnetonka (City) MN (State) 55343 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis G. Heicie 952-897-7815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 South 7th Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis G. Heieie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welsh Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER LYNN LEVINE
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31, 2017

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELSH SECURITIES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Governors
Welsh Securities, LLC:

We have audited the accompanying statement of financial condition of Welsh Securities, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Welsh Securities, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 25, 2014

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	8,024
Prepaid insurance		1,013
Total assets	$	9,037

Liabilities and Member's Equity

Accounts payable	$	1,181
Total liabilities		1,181
Member's equity		7,856
Total liabilities and member's equity	$	9,037

See accompanying notes to statement of financial condition.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

Welsh Securities, LLC (the Company) is a U.S. registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts for customers. The Company was established on December 11, 2008. The Company received approval from FINRA to commence operations as a full-service noncustodial broker-dealer on May 22, 2009. Effective January 31, 2011, the Company was acquired by Welsh Property Trust, LLC (Welsh Property Trust or Member). The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Welsh Property Trust. Historically and in the foreseeable future, the Company is dependent on Welsh Property Trust to fund its operating losses.

(b) Limited Liability Company

The Company will continue in existence until dissolved in accordance with the provisions of the operating agreement and is funded through the equity contributions of the Member. As a Limited Liability Company (LLC), except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The Member is not obligated to restore capital deficits. Pursuant to the terms of the LLC agreement, profits, losses, and distributions are generally allocated to the Member in accordance with the ownership percentages.

(c) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(d) Accounting Estimates

Management uses estimates and assumptions in preparing this statement of financial condition in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(e) Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

(f) ***Financial Instruments***

The fair value of financial instruments, if any, which includes cash equivalents, approximates carrying value, principally due to its short-term nature.

(g) ***Income Taxes***

The Company is a single member limited liability company effective January 31, 2011. Prior to that date, the Company was a limited liability company with multiple members. Single member limited liability companies are disregarded for federal income tax purposes. Therefore, no provision or liability for federal, state, or local income taxes has been included in the Company's statement of financial condition. The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, and has concluded that no provision for income tax is required in the Company's statement of financial condition. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitations has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(2) Commitments and Contingencies

(a) ***Net Capital Rule***

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2013, the net capital ratio, net capital, and excess net capital are as follows:

Ratio of aggregate indebtedness to net capital		17.26%
Net capital	$	6,843
Excess net capital		1,843

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(b) ***Legal Matters***

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial condition of the Company.

(3) Related-Party Transactions

The Company entered into an expense sharing agreement with a party related through common ownership. The agreement calls for the related party to provide personnel services, office facilities, and other equipment and services to the Company. The agreement expired August 31, 2010, with automatic one-year extensions until notification is provided by either party. Neither party provided notification of termination of the agreement during 2013.

(4) Subsequent Events

The Company has evaluated subsequent events through February 25, 2014, the date the statement of financial condition was available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

WELSH SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)